Mail Stop 3-8

      March 17, 2005



By Facsimile and U.S. Mail

Mr. D. Gary McRae
McRae Industries, Inc.
President, Treasurer and Director
400 North Main Street
Mount Gilead, NC 27306

      Re:    Form 10-K for the year ended July 31, 2004
      	Form 10-K/A for the year ended July 31, 2004
                File No.  1-08578

Dear Mr. McRae:

	We have completed a limited review of the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Include these revisions in your future filings, including those for interim periods. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Year Ended July 31, 2004 as amended

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 9
Critical Accounting Policies, page 9

1. Please supplement the critical accounting policies already disclosed by addressing specifically why your estimates or assumptions for contract contingencies, inventories, goodwill and intangible assets impairments, revenue recognition and income taxes bear the risk of change. State whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value. Further, provide an analysis, to the extent material, of the factors you consider in arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Also include a discussion of the impact a percentage point change in estimates would have on earnings. Please refer to paragraph V. of SEC Release No. 33-8350.
Military Boot Unit Results of Operations, Fiscal 2004 Compared to Fiscal 2003, page 13

2. You identify the intermediate causes of change in your decreasing military boot segment gross profits. Please tell us and disclose if there is any known trend that will cause the relationship between costs and revenues to continue this trend of increasing sales and decreasing gross profits. Additionally, to the extent that the financial statements disclose material changes in net sales, please include a discussion why such changes are attributable to changes in price, volume and new products or services. See Item 303(a)(3)(ii)
of Regulation S-K as well as SEC Release No. 33-8350.

Contractual Obligations, page 18

3. Please advise or revise your disclosure in future filings to include the amount of interest payments you expect on debt for the periods presented as required by Item 303 (a)(5)(ii)(A) of
Regulation
S-K.   Please include disclosure of the assumptions used to
calculate
amounts included in the table where you have used variable interest rates as of the most recent balance sheet date to compute the estimated contractual interest rates.

4. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K if you choose to continue to present the non-GAAP measure of adjusted net earnings.
Consolidated Balance Sheets, page 22

5. Please tell us if the cash surrender value of life insurance is the amount that could be realized under the insurance contract as of the balance sheet date and if the change in cash surrender value during the period is an adjustment of premiums paid in determining the expense or income to be recognized under the contract for the period. Reference is made to FASB Technical Bulletin No. 85-4. Clarify your disclosures in future filings accordingly.

6. Tell us how you determined that you do not have any significant continuing involvement in the operations of McRae Office
Solutions,
Inc. after your disposal transaction. Include in your explanation a description of the sublease arrangement of your corporate headquarters to Connected Office Products, Inc. and any other existing arrangements between you and the purchaser. See paragraph
42 of SFAS No. 144.

Consolidated Statement of Operations, page 24

7. Paragraph 61 of SFAS No. 128 requires the use of the two-class method of computing earnings per share for enterprises with multiple classes of common stock according to dividends declared and participation rights in undistributed earnings. Please tell us why the if-converted method rather than the two-class method is appropriate considering your participation rights in dividends for Series A and B common shares disclosed on page 8 of your amended 10-
K. If you determine that the if-converted method is not applicable, please amend your financial statements to present earnings per share employing the two-class method in your consolidated statement of operations and elsewhere in Form 10-K See paragraphs 36 and 37 of APB
No. 20.
Consolidated Statements of Cash Flows, page 26

8. In future interim and annual filings please present gross changes in both accounts receivable and valuation allowance cash flow amounts separately as this information does not qualify for net cash flow reporting as prescribed by paragraphs 11 through 13 of SFAS No. 95.

9. In future filings please revise your statements of cash flows by adjusting net earnings instead of net earnings from continuing operations to calculate net cash provided by operating activities. Refer to paragraphs 28 through 30 of SFAS 95.

10. If you choose to present cash flows relating to discontinued operations, the individual cash flows within each category are not generally combined or netted. See also footnote 10 to paragraph 26 of SFAS 95. Please advise and revise your statements of cash flows in future filings as appropriate.

Notes to Consolidated Financial Statements, page 27
1. Summary of Significant Accounting Policies, page 27

11. Please tell us where you classify buying, postage, external distribution and warehousing costs in your consolidated statements of operations. If you currently exclude a portion of these costs from cost of sales, in future filings please disclose the amounts and the line item(s) that these excluded costs are classified for each period presented. Otherwise, state in your accounting policies that they are included in your cost of sales.

12. Please supplement your significant accounting policies already disclosed in your financial statements with disclosures for your policies on cash surrender value of life insurance policies, real estate held for investment, related party transactions and assets subject to liens. See Rule 4-08 of Regulation S-X.

Principles of Consolidation, page 27

13. Please expand to describe the principles followed in determining whether to include or exclude the subsidiaries from the consolidated financial statements. See Rule 3A-03 of Regulation S-X.

Revenue Recognition, page 28

14. Please include your accounting policy for estimating
allowances
where rights to return exist and your policy for recognizing revenues
related to equipment leasing, financing of receivables, software licensing and other services provided by Compsee and your other business segment. Please reference the applicable accounting
literature as it relates to your policies.   Also, please tell us
the
amounts of revenue recognized from equipment leasing, financing of receivables, software licensing and other service or non-tangible product sources for the three years ended July 31, 2004.

15. You disclose that your contract with the government is based on
actual and estimated allowable costs plus a reasonable profit margin
and that the contract is accounted for in accordance with SAB No.
104.  Please tell us if you also apply the provisions of ARB No.
43
as it applies to cost plus fixed fee contracts. Specifically tell us:
a. If there are instances where you accrue fees for partial performance, i.e. partial deliveries, percentage of completion or otherwise, or if you recognize revenue only after QAR inspection, acceptance and your subsequent invoicing of the government; and
b. If you received any advances from the government and, if applicable, whether the advance is offset against a receivable from the government.
Please tell us and clarify the disclosure in future filings to describe how you determine the amount to bill, including profit to recognize, and the amount of any unbilled receivables or advances.

7. Commitments and Contingencies, page 33

16. We note that in conjunction with the sale of McRae Office Solutions you now sublease a portion of your corporate headquarters.
In accordance with paragraph 16 of SFAS No. 13, in future filings please include the total minimum rentals to be received in the future under noncancelable subleases as of your balance sheet date and a general description of the leasing arrangement including but not limited to the criteria in paragraph 16.d. of the Statement.


Item 9A. Disclosure Controls and Procedures, page 42

17. We reviewed your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "except as discussed below." Given the material weaknesses noted, it is unclear why your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state in clear, unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures. If true, you can state that your disclosure controls and procedures are effective including your consideration of the identified matters, so long as you provide the appropriate disclosure explaining how the disclosure controls and procedures were effective in light of the material weaknesses. Or, if true, you can state that given the identified material weaknesses, your disclosure controls and procedures are not effective. The current conclusion that your disclosure controls and procedures are effective except to the extent that they are not effective is not clear. Please amend your annual and first quarter interim filings to include a revised statement on the effectiveness of disclosure controls and procedures.

18. Please expand your discussion to also indicate when the material weakness began.

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. File your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

		If you have any questions regarding our comments, please direct them to Brian V. McAllister at (202) 824-5664 or, Donna Di
Silvio at (202) 942-1852, or in their absence, to the undersigned at
(202) 942-2823.


									Sincerely,



									Michael Moran
									Branch Chief

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Mr. McRae
McRae Industries, Inc.
March 17, 2005
Page 1